ADIRA ENERGY ANNOUNCES THE APPOINTMENT OF FORMER CEO OF ISRAEL ELECTRIC CORPORATION AS CO-CHAIR

EXTENSION OF DRILL CONTRACT AND ENVIRONMENT SURVEY SUBMISSION DATES ON ITS YITZHAK LICENSE GRANTED

TORONTO, August 24th, 2012 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8).

The Board of Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce the appointment of Mr. Amos Lasker as Co-Chair of the Board of Directors, effective immediately.

Mr. Lasker previously held positions of President and CEO of Israel Electric Corporation, the State of Israel’s national electricity generation, transmission and distribution company.

Dennis Bennie, Adira's current Chairman stated: “We are honoured to welcome Amos as Co-Chair of the Board of Adira Energy. Mr Lasker brings a wealth of talent and Israeli experience to our Canadian listed company. We are fortunate to have the benefit of his insight and guidance as we progress towards drilling and producing oil and gas in Israel.”

About Mr. Amos Lasker

Mr. Lasker has more than 25 years’ experience in founding and managing Israeli and international manufacturing, infrastructure, and communications companies. Most recently, he was the President & CEO of Israel Electric Corporation (“IEC”) (2008-2011). The IEC is the integrated electric utility in Israel and generates, transmits and distributes substantially all the electricity used in the State of Israel. The Company is one of the largest industrial companies in Israel with annual total revenues in excess of U.S $5.5 billion and total assets of U.S. $22.3 billion.

Mr. Lasker also served as CEO of the Med Group between 1996 and 2005. The Med Group has built four international and national communications networks. From 2006-2007, Mr. Lasker was CEO of Gilat Satcom, (traded on the AIM Stock Exchange), an international service provider of Broadband Internet, Data and Voice Services over Satellite in three continents.

Mr. Lasker has a BA in Economics, MBA Business Administration & Quantity Research, and M.A. Philosophy all from Tel Aviv University. He served in the IDF Armored Corps, completing his reserve duty with the rank of Captain.

As incoming Co-Chair of Adira Energy, Mr. Lasker commented: “I am pleased to work alongside Adira’s highly accomplished board and management team to bring oil to Israel. As Israel develops itself into a significant regional energy provider, I will have the opportunity to apply my experience as former CEO of the IEC for the benefit of Adira Energy.”

Yitzhak Drilling Contract and Environmental Survey Submission Dates Extension

Adira Energy is also pleased to announce that the Ministry of Energy and Water of the State of Israel has granted extensions of the dates for the submission of environmental survey from September 1, 2012 to October 31, 2012 and for the execution of a drilling contract from September 1, 2012 to December 31, 2012, on its Yitzhak License, offshore Israel.

Stock Option Grant

Adira Energy announces the granting of incentive stock options to purchase 8,130,000 common shares of Adira Energy to its employees, officers, and directors, pursuant to its incentive stock option plan (the “Plan”), of which 7,140,000 have been issued to insiders. The stock option grant is subject to regulatory approval. The options will be exercisable at $0.20 for a five year period following their date of being granted, subject to earlier termination in accordance with the Plan.

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which is focused in the eastern Mediterranean. The Company has three petroleum exploration licenses offshore Israel; the Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively 10 km offshore between Netanya and Ashdod, 9 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam.

For more information contact:

Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President, Corp. Dev.	Arad Communications
contact@adiraenergy.com	iritr@euroisrael.co.il
+972-3-7693333 or +972-54-6699311
Julia Maxwell
Manager, Investor Relations
info@adiraenergy.com
+ 972 549437512

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Adira Energy Ltd. 120 Adelaide Street West, Suite 1204, Toronto, Ontario, M5H 1T1, Canada, Tel: +1.416.250.1955, Fax: +1.416.361.6455